Mail Room 4561

December 18, 2009

Darin M. Myman
President and Chief Executive Officer
PeopleString Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

>   **Re: PeopleString Corporation**
>   **Registration Statement on Form S-1**
>   **Filed on November 23, 2009**
>   **File No. 333-163290**

Dear Mr. Myman:

We have reviewed the above-referenced filing of PeopleString Corporation and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You state at the top of page 6 that investors should only rely on the information contained or "incorporated by reference" in this prospectus. Please delete the reference to information incorporated by reference as it does not appear that you have incorporated information by reference.

Risk Factors, page 9

General

2.	We note that your officers and directors devote time and attention to the affairs of an affiliated company, BigString Corporation ("Bigstring"). In your response letter and with a view to disclosure in your filing, please describe the scope of business activities of each of BigString and PeopleString. Tell us what consideration you have given to the possibility that the shared officers and directors may be subjected to conflicts of interest or conflicting duties relating to business opportunities in connection with their functions as fiduciaries of the two companies. Tell us what consideration you have given to providing risk factor disclosure relating to potential conflicts of duties.

3.	Please note that generic or vague formulations of the resulting risks in your risk factor captions, such as "may adversely affect our business" should be avoided. Revise throughout. Also, as applicable provide quantitative information regarding the resultant risk to provide context to investors.

We may need additional capital to fund our operations . . . , page 9

4.	Expand the risk factor to state the minimum period of planned operations for which you expect that currently or contractually committed capital resources will be sufficient to fund your business. Clarify whether existing capital resources and contractual arrangements are expected to provide sufficient capital to fund your operations for 12 months from the date of the prospectus. To the extent a deficiency is perceived, please quantify the minimum additional capital expected to be necessary to fund the planned operations for the 12-month period. Please provide corresponding disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis.

If we were to lose the services of our key personnel, we might not be able to execute our business strategy, page 10

5.	Please disclose the minimum portion of the working time of each of the three officers and directors which will be devoted to the business of PeopleString. Consider revising the risk factor heading to emphasize that the company's officers and directors provide only limited portions of their time to PeopleString.

We may be dependent on third parties to complete the development of the website and proprietary technologies, page 10

6.	Please briefly identify the portions of your website that are not yet complete. Expand the Business section to discuss the extent to which the website requires

further development and explain the effect that the incomplete status of the
website development has on your ability to conduct operations and pursue your
business strategy.

As a public company, we will incur substantial expenses, page 14

7.   You state that you will become subject to the information and reporting
        requirements of the U.S. securities laws "if we are able to have our shares listed
        on the OTC Bulletin Board." Pursuant to Section 15(d) of the Exchange Act, you
        will become subject to the periodic reporting requirements if your registration
        statement is declared effective. You will become subject to additional obligations
        under the securities laws if you register your class of common stock under Section
        12(g) of the Exchange Act on a Form 8-A, which disclosure elsewhere indicates
        you plan to file. Please revise accordingly.

Forward-Looking Statements and Information, page 15

8.   The penultimate sentence of this section disclaims responsibility for the accuracy
        and completeness of statements provided in the prospectus. Please eliminate that
        sentence or revise it to be consistent with applicable disclosure requirements.
        Similarly, the final sentence of the paragraph disclaims any responsibility to
        update any forward-looking statements. This sentence similarly appears to be
        inconsistent with general disclosure principles, particularly in the context of a
        shelf offering such as the one you propose.   Please revise.

Selling Stockholders, page 16

9.   You state that the selling stockholders acquired the shares of common stock
        offered through this prospectus from private placement transactions that were
        exempt from registration requirements of the Securities Act. Avoid the use of
        language that suggests the availability of a claimed exemption has been
        established. Similarly, please revise your disclosure on page 60.

10.   Your table on page 17 of selling shareholders lists Darin M. Myman, Robert S.
        DeMeulemeester, and Adam M. Kotkin as owning 7.4% of your common stock
        before the offering, yet we note that these individuals hold sole voting and
        dispositive control over an additional 29.5% of shares held through BigString.
        Please revise your disclosure to reflect that these individuals beneficially own
        36.9% of your common stock.

Our Business, page 23

General

11.   We note that you are dependent on a third party email service provider for your email and website hosting. Please ensure that you include a description of the material terms of any such material contract and file it as an exhibit to your amended registration statement. Refer to Item 101 (h)(4)(v) of Regulation S-K.

12.   We note that you have entered into an agreement with BigString to license BigString's messaging technology and to share the cost of certain common services. Please disclose the material terms of this agreement, including the duration of the license, and any other quantitative or qualitative factors arising from this agreement, that may have a material impact on your business, pursuant to Item 101(h)(4)(i), (v) and/or (vii) of Regulation S-K.

13.   We note that your business model depends on the number of "active users" of your social network and frequency of visits to your website. To the extent possible, please quantify the number of current subscribers to your website by differentiating the number of free users from premium users and the revenue amounts shared with your user-base since inception. Further, consider discussing the growth and changes in your user-base since inception, quantifying the banner ads posted on your site, marketing affiliations, click-through data, or any other information that will help investors better understand your business operations.

14.   In Note 6 to your Financial Statements, you state that you entered into an agreement with BigString to license BigString's messaging technology and will share the cost of certain common services. If material to your business, please disclose all material terms of the license agreement pursuant to Item 101(h)(4)(vii) of Regulation S-K. Further, please file the agreement as an exhibit to your amended registration statement or tell us why you believe this agreement need not be filed.

Management's Discussion of Financial Condition or Plan of Operation

General

15.   Consider revising management's discussion and analysis of financial condition to include an overview which provides a balanced, executive-level discussion of identified, important themes or other significant matters that may impact your financial condition and operating results. As examples of such themes and matters, we note the risk factors relating to the "highly competitive industry" in which you operate and that your future growth is largely dependent upon your ability to develop technologies that achieve market acceptance. Further, in Note 5

to your Financial Statements, you state that you made payments totaling $21,093 from inception through June 30, 2009 and that you accrued an additional $19,143 for active users with balances earned, but not yet paid. For guidance see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

16.   Please revise to include a narrative discussion of the results of operations of your company, including any underlying business events that generated material items on your statement of operations or any other significant components of revenues or expenses that will help investors better understand your results of operations. We note that you earn revenue from online services, electronic commerce, advertising, data network services and marketing affiliations. Please disclose the proportion of revenues contributed from each respective revenue stream. In this regard, we note that as of October 31, 2009, you had cash on hand in the amount of $463,586. Please clarify for investors how you generated this cash. For guidance, see Instruction 4 to Item 303(a) of Regulation S-K.

17.   Please clarify to the extent applicable whether your financial condition and results of operations are significantly affected, both historically and prospectively, by your arrangement with BigString pursuant to your shared services agreement, referenced in Note 6 to your Financial Statements.

Plan of Operation, page 25

18.   You state that over the next twelve months, you must raise $500,000 in additional capital for data storage, server management, two new programmers, and marketing. Please address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Disclose your course of action if the company is unable to secure funding. If you have no such plans, please state so.

Directors, Executive Officers, Promoters and Control Persons, page 30

19.   Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K. Include the dates of employment for each director and executive officer. In this regard, we note that you have not provided dates of employment for Darin M. Myman and Adam M. Kotkin.

Certain Relationships and Related Transactions, page 32

20.   Please revise to include a materially complete discussion of the material terms of your shared services agreement with BigString, referenced in Note 6 to your Financial Statements. Include in your discussion the qualitative and quantitative

performance factors under the agreement, as they pertain to your related officers and directors, for the period reported upon in your financial statement and any subsequent period, as material.

Reports to Shareholders, page 32

21.   You state that as a Section 15(d) filer, you will only be required to file annual and quarterly reports for a period of twelve months. However, this statement does not conform to the language in Section 15(d) of the Exchange Act, as the duty to file periodic reports will be triggered by the effectiveness of your filing. That duty will be suspended if, at the beginning of the fiscal year other than the fiscal year in which the registration statement becomes effective, the securities to each class to which the registration statement relates are held by less than 300 persons. However, the duty to file periodic reports would recur at any subsequent time if the number of record holders exceeds 300. Please revise accordingly.

Signatures

22.   Please ensure that your signatures conform to the requirements of Form S-1. In this regard, we note that you have not identified your principal accounting officer or controller nor are the directors identified as such.

Undertakings, page 62

23.   Please revise your undertakings to begin with a statement, "The registrant hereby undertakes . . . ."

24.   As your offering involves the resale of securities by selling shareholders, please tell us why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

25.   Please provide the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K, as required by Rule 430C.

Exhibits

26.   In Note 4 to your Financial Statements, you state that at the 2009 annual meeting of stockholders, the 2009 Equity Incentive Plan was adopted and approved by a majority of PeopleString's stockholders. Please tell us whether your directors and/or named executive officers will be participating in this plan. If so, please file

this plan to your amended registration statement, as it appears this would be a "plan," as defined in Item 402(a)(6)(ii) of Regulation S-K.

27.   Please file your shared services agreement with BigString, referred to in Note 6 to your Financial Statements. See Item 601(b)(10)(ii) of Regulation S-K; if a separate agreement, please also file your license agreement with BigString.

Financial Statements for the Period January 2, 2009 (Date of Formation) Through June 30, 2009

General

28.   In a risk factor on page 9 you disclose that you expect to incur losses which may require the company to raise additional capital and that your inability to raise capital could require you to significantly curtail operations and your business could fail. On page 27 you disclose that you are dependent upon your ability to secure equity and/or debt financing and that without sufficient financing, it is unlikely for the company to continue as a going concern. In light of these disclosures indicating doubt regarding the company's ability to continue as a going concern, please explain to us why the company did not include any disclosure in its financial statements regarding such concerns, management's plan and any other mitigating factors.

29.   As a related matter please explain to us how Wiener, Goodman & Company was able to conclude that an explanatory paragraph in its audit report was not necessary to address any substantial doubt regarding the company's ability to continue as a going concern for a reasonable period of time. Please refer to the guidance in AU 341, "The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern."

Statement of Operations, page 40

30.   We note that you present a footnote (1) related to operating expenses that quantifies the amount of stock-based compensation by function and in total on your Statement of Operations and Statement of Cash Flows. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Please revise to remove the total for share-based compensation from the face of your Statement of Operations and Statement of Cash Flows. Please make similar revisions to your financial statements for the

period ended September 30, 2009. For additional guidance, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Note 2. Income Taxes, page 45

31. Please revise to provide all of the disclosure required by paragraphs 43 and 45 – 48 of SFAS 109. Please make similar revisions to your financial statement income taxes footnote for the period ended September 30, 2009 consistent with ASC section 740-10-50.

Recent Sales of Unregistered Securities, page 60

32. Please revise your disclosure to include the cash received and the aggregate offering price per transaction pursuant to Item 701(c) of Regulation S-K.

33. You state that all of the above offerings were deemed to be exempt under Section 3(b), 4(2) and/or rule 506 of Regulation D. Please revise your disclosure to identify clearly which exemption you relied upon for each recent sale of unregistered securities.

34. We note that you issued 2,480,000 shares of common stock in October 2009, referred to in Note 7 to your Financial Statements, yet you have not included corresponding disclosure in your table. Please update your table and revise accordingly. Refer to Item 701 of Regulation S-K.

* * *

As appropriate, please amend your registration statement and other filings in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (212) 697-3575
        Barbara R. Mittman, Esq.